SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission File Number: 0-29638

SPUR VENTURES INC.
(Exact name of registrant as specified in its charter)

     Suite 1212 – 1130 West Pender Street
Vancouver, British Columbia, Canada
V6E 4A4
(Address of Principal Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F:     X              Form-40-F: _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _          No:        X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____________________________________

Form 6-K	Page 2

Submitted herewith:

News Releases as reported to the British Columbia Securities Commission and the Vancouver Stock Exchange.

SIGNATURES

     Pursuant to the requirements of he Securities Exchange Act of 1934, the registrant has duly caused this report to be signed in its behalf by the undersigned, thereunto duly authorized.

Spur Ventures Inc.

(Registrant)

By	”Y.B. Ian He”

Y.B. Ian He
CEO, President and Director

Date	March 24, 2003

March 17, 2003	TSX Trading Symbol: "SVU"

PRESS RELEASE
Spur amends private placement

VANCOUVER, BRITISH COLUMBIA--Spur Ventures Inc. (SVU.V) Further to the press release dated March 13, 2003, Spur Ventures wishes to amend the size of the private placement from 3,750,000 units to "up to" 4,000,000 units at $0.50 per unit. Each unit is comprised of one share and one non-transferable warrant exercisable at $0.60 per share for two years.

All terms and conditions remain unchanged.

This news release includes certain statements that may be deemed to be "forward-looking statements" regarding the timing and content of upcoming programs. Although Spur Ventures believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include phosphate and potash prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

ON BEHALF OF THE BOARD OF DIRECTORS

OF SPUR VENTURES INC.

Robert G. Atkinson

March 13, 2003	TSX Trading Symbol: "SVU"

PRESS RELEASE
Spur Ventures Arranges a Non-Brokered Placement

VANCOUVER, BRITISH COLUMBIA--Spur Ventures Inc. (SVU.V) has arranged a non-brokered placement of 3,500,000 units at $0.50 per unit for total proceeds of $1,750,000. Each unit will consist of one common share and one non-transferable share purchase warrant entitling the warrant holder to purchase one common share at $0.60 per share for a period of two years.

The proceeds from this private placement will be used to finance the basic engineering required to further the Yichang Phosphate project in China. (see Press Release dated March 4, 2003).

The Closing of the transaction is expect to close prior to March 30, 2003. A finders fee will be paid on this transaction.

This news release includes certain statements that may be deemed to be "forward-looking statements" regarding the timing and content of upcoming programs. Although Spur Ventures believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include phosphate and potash prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

ON BEHALF OF THE BOARD OF DIRECTORS

OF SPUR VENTURES INC.

Robert G. Atkinson

Chairman & Director

March 3, 2003	TSX Trading Symbol: "SVU"

PRESS RELEASE

Spur Ventures Enters into Joint Venture Contract to Develop High-Grade
Yichang Phosphate Resource

VANCOUVER, BRITISH COLUMBIA--Spur Ventures Inc. (the "Company" or "Spur" SVU - TSX Venture Exchange) wishes to announce that considerable progress has been made on the development of the Yichang phosphate fertilizer project (the "Project"). The Project is an import substitution, integrated fertilizer manufacturing facility with extremely attractive economies and substantial cash flow generation capability. The project is supported by a world class phosphate resources that allows backward integration in the future.

The Project is located in Yichang in the province of Hubei, central China, in the heart of the world's largest phosphate fertilizer market. The Project controls a high-grade phosphate resource of over 500 million tones (21.2% P2O5), located approximately 100 km NNW of Yichang City. The proposed NPK plant on the outskirts of Yichang City will be adjacent to a dedicated jetty to be built on the Yangtze River, providing access to low cost barge river transport.

The Project will be developed in two phases. Phase I will involve the construction of an NPK fertilizer production facility, a river jetty and associated infrastructure to produce approximately 1 million tones annually of NPK from imported raw materials. Phase II will backward integrate into the mining of the high-grade phosphate deposit (considered the largest undivided phosphate resource in China) and a dedicated chemical complex (including a sulphuric acid plant with co-generation, a phosphoric acid plant, and an animal feed additive plant).

Joint Venture Established

The Project is to be developed by Maple Leaf Chemical Company, a joint venture with Spur Ventures (90%) and the Yichang Phosphorous Chemical Industrial Co. (10%). Spur executed this joint venture on December 1, 2002. The application for mining permit is proceeding and is expected to be received from the central government in July 2003.

Project Development

In December 2002, the Company's management and Triennex, Maple Leaf Chemical's financial arranger, visited China to progress the financing of the first phase. The phased project development strategy has significantly reduced the Phase I capital cost from earlier cost estimates. As a result of the economics of phase I, basic engineering will commence immediately. Spur believes that the projected phase I internal rate of return (IRR) exceeds 50% and has a net present value exceeding US$350 million.

Management is currently scheduling all aspects of the Phase I development. Basic engineering will be conducted over a six-month period. Once initiated, phase I construction is anticipated to take 18 months.

Financing

Triennex has advised Spur that the Export Credit Insurance Corporation of South Africa (ECIC) has approved up to US$30 million financing for the Project on terms acceptable to Spur, subject to certain co-financing arrangements and conditions precedent. Triennex is currently in discussions with conventional debt providers internationally. In addition, Triennex held discussions with the four largest Chinese banks in December 2002, all of whom signed letters of commitment and are to begin due diligence on the Project. Triennex is confident that the reduced capital cost and the new IRR will be attractive to conventional debt providers.

As a result of the Joint Venture agreement, Maple Leaf Chemical Company will now undertake all future debt financing for the project. Spur is considering a number of alternates for project equity that were not available previously.

Spur is pleased to announce that it will finance the basic engineering required to initiate the project through a line of credit arranged with a related party in order to minimize dilution.

Spur is a natural resource development company, focused on the development of the Yichang phosphate mining and fertilizer project. The project will utilize the high grade phosphate resource to produce high analysis phosphate fertilizer and animal feed additives for the Chinese domestic market. China is the largest fertilizer market in the world, accounting for over 26% of world consumption.

This news release includes certain statements that may be deemed to be "forward-looking statements" regarding the timing and content of upcoming programs. Although Spur Ventures believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include phosphate and potash prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

ON BEHALF OF THE BOARD OF DIRECTORS OF SPUR VENTURES INC.

Robert G. Atkinson

Chairman & Director